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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities and Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                                        Commission File Number 0-19565

                           GRAND CASINOS, INC.
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             (Exact name of registrant as specified in its charter)

           130 Cheshire Lane, Minnetonka, MN 55305,   612-449-9092
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

       Redeemable Common Stock Purchase Warrants, Expired June 30, 1997
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           (Title of each class of securities covered by this Form)

Common Stock, $.01 par value per share; 10.125% First Mortgage Notes Due 2003
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      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)     [X]     Rule 12h-3(b)(1)(i)     [ ]
        Rule 12g-4(a)(1)(ii)    [ ]     Rule 12h-3(b)(1)(ii)    [ ]
        Rule 12g-4(a)(2)(i)     [ ]     Rule 12h-3(b)(2)(i)     [ ]
        Rule 12g-4(a)(2)(ii)    [ ]     Rule 12h-3(b)(2)(ii)    [ ]
                                        Rule 15d-6              [ ]

        Approximate number of holders of record as of the certification or notice date: 0
              -

        Pursuant to the requirements of the Securities Exchange Act of 1934, Grand Casinos, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  July 1, 1997                     By: /s/ Timothy J. Cope
                                           -------------------------------------
                                        Name:    Timothy J. Cope
                                        Title:  Chief Financial Officer